EXHIBIT 21
SUBSIDIARIES OF REGISTRANT

Subsidiaries of Qualcomm Incorporated	State or Other Jurisdiction of Incorporation
Arriver US, Inc.	Delaware
Arriver Software AB	Sweden
NuVia, Inc.	Delaware
Qualcomm Technologies, Inc.	Delaware
QUALCOMM India Private Limited	India
QUALCOMM CDMA Technologies Asia-Pacific Pte. Ltd.	Singapore
Qualcomm Global Trading Pte. Ltd.	Singapore
Qualcomm Technologies International, Ltd.	United Kingdom
RF360 Technology (Wuxi) Co., Ltd.	China
RF360 Europe GmbH	Germany
RF360 Singapore Pte. Ltd.	Singapore
SnapTrack, Inc.	California

The names of other subsidiaries are omitted. Such subsidiaries would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.